UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-154364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedules for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

Date: June 27, 2019	/s/ THOMAS RANDAL COLEMAN
Thomas Randal Coleman
Executive Vice President and Chief Financial Officer
The Scotts Company LLC

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2018 and 2017

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year	10

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Scotts Company LLC Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio
June 27, 2019

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Receivables:
Notes receivable from participants	$10,032,977	$9,822,597
Employer contributions receivable	621,666	626,840
Other receivables	43,249	161,113
Total receivables	10,697,892	10,610,550
Investments held by trustee, at fair value	405,133,933	451,770,840
Total assets	415,831,825	462,381,390
Liabilities
Total liabilities	—	—
Net assets available for benefits	$415,831,825	$462,381,390

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
Additions to net assets attributed to:
Contributions:
Employer	$15,465,057	$15,010,011
Participant	17,607,808	16,853,291
Rollovers	6,414,470	1,619,126
Total contributions	39,487,335	33,482,428
Interest on notes receivable from participants	476,721	443,443
Investment income (loss):
Interest and dividend income	17,116,552	13,585,059
Net appreciation (depreciation) in fair value of investments	(54,022,310)	59,127,589
Total investment income (loss)	(36,905,758)	72,712,648
Total additions	3,058,298	106,638,519
Deductions from net assets attributed to:
Benefits paid to participants	49,360,482	39,677,721
Administrative expenses	247,381	312,186
Total deductions	49,607,863	39,989,907
Net increase (decrease) before transfers	(46,549,565)	66,648,612
Plan transfers:
Transfers in	—	1,353,411
Transfers out	—	(24,669,802)
Total transfers	—	(23,316,391)
Net increase (decrease) in net assets	(46,549,565)	43,332,221
Net assets available for benefits:
Beginning of year	462,381,390	419,049,169
End of year	$415,831,825	$462,381,390

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees of The Scotts Company LLC (the “Company”) and certain of its affiliates who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.

Administration
The Company’s Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Domestic employees are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Temporary employees are not eligible to participate in the Plan.

Transfers
On October 3, 2016, Hawthorne Hydroponics LLC, a participating employer under the Plan, completed the acquisition of American Agritech, LLC d/b/a Botanicare (“Botanicare”). Effective April 30, 2017, all Botanicare employees transferred to employment with Hawthorne Hydroponics LLC and these employees were eligible to participate in the Plan on May 1, 2017. Plan assets of $1,353,411 were transferred into the Plan in connection with this acquisition. All years of service under the previous Botanicare plan count as years of eligibility service and years of vesting service under the Plan.

On April 13, 2016, pursuant to the terms of the Contribution and Distribution Agreement (the “Contribution Agreement”) between The Scotts Miracle-Gro Company (“Scotts Miracle-Gro”) and TruGreen Holding Corporation (“TruGreen Holdings”), Scotts Miracle-Gro completed the contribution of Scotts LawnService® to a newly formed subsidiary of TruGreen Holdings (the “TruGreen Joint Venture”) in exchange for a minority equity interest of 30% in the TruGreen Joint Venture. In addition, Scotts Miracle-Gro and TruGreen Holdings entered into a limited liability company agreement (the “LLC Agreement”) governing the management of the TruGreen Joint Venture, as well as certain ancillary agreements including a transition services agreement and an employee leasing agreement. In January of 2017, plan asset balances related to Scotts LawnService® personnel of $24,669,802 were transferred out of the Plan.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service (“IRS”) maximum contribution amount. The maximum contribution for the years ended December 31, 2018 and 2017 was $18,500 and $18,000, respectively. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making contributions to the Plan may also make catch-up contributions, up to $6,000. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation and also receive the applicable Company matching contribution. The Company provides matching contributions of 150% of employees’ initial 4% contribution and 50% of their remaining contribution up to 6%. The Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Prior to January 1, 2011, the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a base contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees’ year to date compensation exceeded 50% of the social security taxable wage base.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

On June 4, 2018, Hawthorne Hydroponics LLC and certain affiliates acquired substantially all of the assets and certain liabilities of Sunlight Supply, Inc., Sunlight Garden Supply, Inc., Sunlight Garden Supply, ULC, and IP Holdings, LLC, and all of the issued and outstanding equity interests of Columbia River Industrial Holdings, LLC (collectively “Sunlight Supply”). The employees of Sunlight Supply were provided the option to rollover their existing account balances from the Sunlight Supply Inc. 401(k) retirement plan upon its termination which resulted in rollovers of $4,244,286 for the year ended December 31, 2018.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company’s base and matching contributions, and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions vest immediately; however, base retirement contributions made by the Company prior to January 1, 2011 vested after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan fees. Forfeitures used to reduce Company contributions were $18,000 and $31,000 for the years ended December 31, 2018 and 2017, respectively. Forfeitures used to offset plan expenses were zero and $46,320 for the years ended December 31, 2018 and 2017, respectively. The total unused balance remaining in the forfeiture account was $42,814 and $50,913 at December 31, 2018 and 2017, respectively.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates managed by Fidelity Management Trust Company. Principal and interest are paid through payroll deductions. Loans are recorded at unpaid principal plus accrued but unpaid interest.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for a plan administrative fee of $10 per quarter, fees for loans, withdrawals, and Qualified Domestic Relations Orders which are paid from the account of the participant incurring the expense.

Revenue sharing and sub-transfer agent fee income received by the Plan are credited to an administrative account and are used to reduce administrative expenses. During the years ended December 31, 2018 and 2017, the Plan earned $161,179 and $135,741, respectively, in revenue sharing and sub-transfer agent fee income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the “Portfolio”), with Fidelity Management Trust Company (the “Trustee”). The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment. Net asset value is determined by the Portfolio each business day. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined net asset value per unit normally each day. In unusual market conditions, in accordance with the Portfolio’s Declaration of Trust, the trustee of the Portfolio may in its sole discretion, impose restrictions on issues and redemptions of units.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The amended accounting guidance eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The guidance will become effective for Plan years beginning after December 15, 2019. Early adoption is permitted. The Plan is currently evaluating the potential impacts to the Plan’s financial statements and related disclosures.

Subsequent Events
For the year ended December 31, 2018, the Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available for issuance. Effective January 1, 2019, the Plan was amended and restated to incorporate previously adopted amendments to the Plan, make certain design changes to the Plan’s matching contribution formula, hardship withdrawal provisions and benefit provisions for seasonal associates and to reflect the current administration and operation of the Plan.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•	Mutual funds and common shares: Valued at the closing price reported on the active market on which the securities are traded.

•
Self-directed brokerage account: Includes investments in common stocks, preferred stocks, mutual funds, cash and cash equivalents, bonds, and warrants which are valued at quoted market prices at year end.

•
Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

•
Money market funds: Valued at amortized cost which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments measured at fair value at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$340,023,411	$—	$—	$340,023,411
The Scotts Miracle-Gro Company common shares	25,063,409	—	—	25,063,409
Self-directed brokerage account	14,451,252	—	—	14,451,252
Stable value investment contracts	—	25,389,142	—	25,389,142
Money market funds	—	206,719	—	206,719
Total investments at fair value	$379,538,072	$25,595,861	$—	$405,133,933

The following table presents the Plan’s investments measured at fair value at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$367,950,866	$—	$—	$367,950,866
The Scotts Miracle-Gro Company common shares	41,444,598	—	—	41,444,598
Self-directed brokerage account	15,415,841	—	—	15,415,841
Stable value investment contracts	—	26,694,058	—	26,694,058
Money market funds	—	265,477	—	265,477
Total investments at fair value	$424,811,305	$26,959,535	$—	$451,770,840

There were no significant transfers between Level 1 and Level 2 and no transfers in or out of Level 3 during the years ended December 31, 2018 and 2017.

NOTE 4. TAX STATUS

The Plan obtained its latest determination letter on December 5, 2017, based on plan amendments through January 1, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently no audits for any tax periods are in progress.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. The fees for the investment management services are paid by the mutual funds.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common share transactions qualify as party-in-interest.

In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	EuroPacific Growth Fund-Class R6	Registered Investment Company	**	$13,736,809
	Dodge and Cox Stock Fund	Registered Investment Company	**	19,415,724
*	Fidelity BrokerageLink	Self-Directed Brokerage Option	**	14,451,252
*	Fidelity Contrafund K	Registered Investment Company	**	34,440,747
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	25,389,142
*	Fidelity Puritan Fund K	Registered Investment Company	**	17,811,764
	JPMorgan U.S. Government Money Market Fund Institutional Class	Money Market Fund	**	206,719
	PIMCO Total Return Fund	Registered Investment Company	**	11,902,293
*	Fidelity 500 Index Fund	Registered Investment Company	**	26,693,254
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	**	25,063,409
	T. Rowe Price Institutional Large Cap Growth Fund	Registered Investment Company	**	28,111,359
	Vanguard Extended Market Index Fund	Registered Investment Company	**	24,283,146
	Vanguard Institutional Target Retirement 2015 Fund Institutional Shares	Registered Investment Company	**	3,651,915
	Vanguard Institutional Target Retirement 2020 Fund Institutional Shares	Registered Investment Company	**	21,873,286
	Vanguard Institutional Target Retirement 2025 Fund Institutional Shares	Registered Investment Company	**	16,030,407
	Vanguard Institutional Target Retirement 2030 Fund Institutional Shares	Registered Investment Company	**	26,369,804
	Vanguard Institutional Target Retirement 2035 Fund Institutional Shares	Registered Investment Company	**	19,086,281
	Vanguard Institutional Target Retirement 2040 Fund Institutional Shares	Registered Investment Company	**	22,859,121
	Vanguard Institutional Target Retirement 2045 Fund Institutional Shares	Registered Investment Company	**	21,106,926
	Vanguard Institutional Target Retirement 2050 Fund Institutional Shares	Registered Investment Company	**	16,390,822
	Vanguard Institutional Target Retirement 2055 Fund Institutional Shares	Registered Investment Company	**	8,217,058
	Vanguard Institutional Target Retirement 2060 Fund Institutional Shares	Registered Investment Company	**	1,403,746
	Vanguard Institutional Target Retirement 2065 Fund Institutional Shares	Registered Investment Company	**	51,490
	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	**	6,587,459
	Total Investments			$405,133,933
*	Participant loans	Participant loans (interest rates ranging from 4.25% to 6.25% with varying maturity dates through January 5, 2029)		10,032,977
				$415,166,910
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2018
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm